SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number : 1-14118

PRESS RELEASE #16/05

MATLET GROUP ACQUIRES FIVE US COMMERCIAL PRINTING
FACILITIES FROM QUEBECOR WORLD

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

December 2, 2005                                                                                                                                   16/05

For immediate release                                                                                                                     page 1 of 2

MATLET GROUP ACQUIRES FIVE US COMMERCIAL PRINTING
FACILITIES FROM QUEBECOR WORLD

Montréal, Canada – Quebecor World Inc. (NYSE:IQW, TSX: IQW.SV) and the MATLET Group LLC, a newly formed entity, announced today that the MATLET Group has completed the acquisition of five of Quebecor World's US facilities in a management buy-out. These facilities specialize in commercial printing and packaging as well as fulfilment and pre-media services. The purchase price for the transaction is US$70 million, subject to certain adjustments.

With annual revenue over US$135 million, The MATLET Group's operations will include the Acme Printing Company in Wilmington, MA; Central Florida Press, in Orlando, FL; Packaging Graphics, in Pawtucket, RI; Nova Marketing Services, in St-Louis, MO; and Premedia Services of Detroit, MI. With more than 600 employees, the Group produces premium catalogs, magazines, inserts, blister card and folding carton packaging, casual dining menus, annual reports and other collateral materials. Customers represent a wide range of industries such as travel & leisure, fashion, cosmetics, automotive, higher education, health care products and advertising agencies.

The MATLET Group was formed by Mr. Gary Stiffler, former Executive Vice President of Quebecor World's Commercial Group, along with two private investors.

"This acquisition represents an exciting opportunity that will restore local ownership to these commercial printing facilities. Each plant's management group will be familiar to customers and suppliers who have done business with these locations throughout the years," said Mr. Stiffler, President & CEO of the MATLET Group. "We understand and will focus on the two primary success factors in this business: capital investment in the latest technology and highly skilled and motivated employees."

"We are pleased to conclude this transaction with the MATLET Group. Gary and his management team bring a vast amount of knowledge and experience with them to this new endeavor and we wish them all the best" said Hugues Simard, Vice President Development and Planning, Quebecor World.

For immediate release                                                                                                                     page 2 of 2

Quebecor World Inc. is one of the largest printers in the US with a coast-to-coast network of more than 75 printing and related facilities. Quebecor World's US operations have annual sales of more than US$4 billion and specialize in the printing of magazines, catalogs, retail inserts, books, directories and direct mail. Quebecor World's global revenues in 2004 were US$6.6 billion.

About Quebecor World

Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 32,000 employees working in more than 140 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Columbia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Gary Stiffler President and Chief Executive Officer The MATLET Group (401) 834-3001
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     December 5, 2005